                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. Final)*


                                 Insmed, Inc.
                ----------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   457669109
             ----------------------------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 13 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Biotechnology Development Fund, L.P. ("BDF")
      94-3258409
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            957,329 shares, except that BioAsia Investments, LLC
                          ("BioAsia"), the general partner of BDF, and Frank
                          Kung ("Kung"), Anselm Leung ("Leung") and Edgar
                          Engleman ("Engleman"), members of BioAsia, may be
                          deemed to have shared power to vote these shares.
      SHARES
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6.
                          531,022 shares. The 531,022 shares are owned directly
                          by Biotechnology Development Fund III, L.P. ("BDF"
                          III"). BDF may be deemed to have shared power to vote
                          through a 24.8% limited partnership interest in BDF
     OWNED BY             III.

       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        7.
                          957,329 shares, except that BioAsia, the general
                          partner of BDF, and Kung, Leung and Engleman, members
                          of BioAsia, may be deemed to have shared power to
                          dispose of these shares.
      PERSON
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     8.
                          531,022 shares. The 531,022 shares are owned directly by BDF III. BDF may be deemed to have shared power to dispose of these shares through a 24.8% limited partnership interest in BDF III.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,488,351 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      4.54%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

                              Page 2 of 13 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Biotechnology Development Fund III, L.P. ("BDF III" )
      77-0474834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          531,022 shares, except that BDF, BioAsia, the general
                          partner of BDF III and BDF, and Kung, Leung and
                          Engleman, members of BioAsia, may be deemed to have
      SHARES              shared power to vote these shares.
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6.
     OWNED BY
                          0
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        7.
                          531,022 shares, except that BDF, BioAsia, the general
                          partner of BDF III and BDF, and Kung, Leung and
                          Engleman, members of BioAsia, may be deemed to have
     PERSON               shared power to dispose of these shares.
                 -----------------------------------------------------------
      WITH                SHARED DISPOSITIVE POWER
                     8.

                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      531,022 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      1.62%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

                              Page 3 of 13 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BioAsia Investments, LLC ("BioAsia")
      94-3258407
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          1,488,351 shares, 957,329 of which are directly owned
                          by BDF and 531,022 of which are owned directly by BDF
                          III. As the general partner of BDF and BDF III,
                          BioAsia may be deemed to have shared power to vote
      OWNED BY            these shares.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,488,351 shares, 957,329 of which are directly owned by BDF and 531,022 of which are owned directly by BDF
                          III. As the general partner of BDF and BDF III, BioAsia may be deemed to have shared power to dispose of these shares.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.

      1,488,351 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      4.54%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO
------------------------------------------------------------------------------

                               Page 4 of 13 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BioAsia, LLC ("BA")
      94-3263866
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          18,750 shares.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

      OWNED BY            0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          18,750 shares.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.

      18,750 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      0.06%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO
------------------------------------------------------------------------------

                               Page 5 of 13 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank Kung ("Kung")
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          1,507,101 shares, 957,329 of which are directly owned
                          by BDF, 531,022 of which are owned directly by BDF
                          III, and 18,750 of which are owned directly by BA.
                          Kung is a member of BioAsia and BA and may be deemed
     OWNED BY             to have shared power to vote these shares.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,507,101 shares, 957,329 of which are directly owned
                          by BDF, 531,022 of which are owned directly by BDF
                          III, and 18,750 of which are owned directly by BA.
                          Kung is a member of BioAsia and BA and may be deemed
                          to have shared power to dispose of these shares.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.

      1,507,101 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      4.60%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------

                              Page 6 of 13 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Anselm Leung ("Leung")
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          1,507,101 shares, 957,329 of which are directly owned
                          by BDF, 531,022 of which are owned directly by BDF
                          III, and 18,750 of which are owned directly by BA.
                          Leung is a member of BioAsia and BA and may be deemed
     OWNED BY             to have shared power to vote these shares.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,507,101 shares, 957,329 of which are directly owned
                          by BDF, 531,022 of which are owned directly by BDF
                          III, and 18,750 of which are owned directly by BA.
                          Leung is a member of BioAsia and BA and may be deemed
                          to have shared power to dispose of these shares.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.

      1,507,101 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      4.60%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------

                              Page 7 of 13 pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edgar Engleman ("Engleman")
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          Options to purchase 123,125 shares.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          1,507,101 shares, 957,329 of which are directly owned
                          by BDF, 531,022 of which are owned directly by BDF
                          III, and 18,750 of which are owned directly by BA.
                          Engleman is a member of BioAsia and BA and may be
     OWNED BY             deemed to have shared power to vote these shares.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          Options to purchase 123,125 shares.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,507,101 shares, 957,329 of which are directly owned
                          by BDF, 531,022 of which are owned directly by BDF
                          III, and 18,750 of which are owned directly by BA.
                          Engleman is a member of BioAsia and BA and may be
                          deemed to have shared power to dispose of these .
                          shares.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.

      1,630,226 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
      N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      4.97%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------

                              Page 8 of 13 pages

Item 1.

     (a)  Name of Issuer:

          Insmed, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          800 East Leigh Street, Suite 206
          Richmond, Virginia 23219

Item 2.

     (a)  Name of Person(s) Filing:

          BioAsia Investments, LLC, a California limited liability company ("BioAsia"), BioAsia, LLC, a California limited liability company ("BA"), Biotechnology Development Fund, L.P., a Delaware limited partnership ("BDF"), Biotechnology Development Fund III, L.P., a Delaware limited partnership ("BDF III"), Frank Kung ("Kung"), Anselm Leung ("Leung"), and Edgar Engleman ("Engleman") hereby make this single joint filing statement on Schedule 13G with respect to certain shares of common stock of Insmed, Inc. ("Issuer")) as follows. BDF, BDF III, BioAsia, BA, Kung, Leung and Engleman are each sometimes referred to as a Reporting Person and, collectively, referred to as the Reporting Persons.

          BioAsia is the general partner of BDF and BDF III, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by BDF or beneficially owned by BDF through a 24.8% limited partnership interest in BDF III. Kung, Leung, and Engleman are members of BioAsia and BA and may be deemed to have indirect beneficial ownership of the shares of the Issuer directly and indirectly owned by BDF and directly owned by BDF III.

          BioAsia hereby disclaims beneficial ownership of shares of the Issuer directly owned by BDF and BDF III except to the extent of any indirect pecuniary interest therein. Keung, Leung, and Engleman hereby disclaim beneficial ownership of the shares held by BDF and BDF III except to the extent of any respective indirect pecuniary interest therein.

          Engleman is a member of the board of directors of the Issuer.

     (b)  Address of Principal Business Office or, if none, Residence:

          The address of each Reporting Person is: 575 High Street, Suite 201, Palo Alto, California 94301

     (c)  Citizenship:

          BDF and BDF III are Delaware limited partnerships. BioAsia and BA are California limited liability companies. Kung, Leung and Engleman are United States citizens.

     (d)  Title of Class of Securities:

          Common Stock, $0.01 par value.

     (e)  CUSIP Number:

          457669109

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

          N.A.

                              Page 9 of 13 pages

Item 4.  Ownership

               Ownership as of February 9, 2001 is incorporated by reference to items (5)-(9) and (11) of the cover page for each Reporting Person.

               In November 2000, BDF sold 386,510 shares of Common Stock and BDF III sold 214,394 shares of Common Stock in an underwritten public offering. No other transactions have occurred since November 2000.

Item 5.  Ownership of Five Percent or Less of a Class

               N.A.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Under certain circumstances set forth in the limited partnership agreements of BDF and BDF III and the limited liability company operating agreements of BioAsia and BA, the general and limited partners of BDF and BDF III and the members of BioAsia and BA each may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               N.A.

Item 8.  Identification and Classification of Members of the Group

               N.A.

Item 9.  Notice of Dissolution of Group

               N.A.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                              Page 10 of 13 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2001
       ----------------
                              Biotechnology Development Fund, L.P.,

                              By:  BioAsia Investments, LLC, General Partner

                                   By:     /s/ Frank Kung
                                       ----------------------------------
                                         Frank Kung, Member


                              Biotechnology Development Fund III, L.P.

                              By:  BioAsia Investments, LLC, General Partner

                                   By:     /s/Frank Kung
                                       ---------------------------------
                                         Frank Kung, Member


                              BioAsia Investments, LLC

                              By:     /s/Frank Kung
                                 ----------------------------------------
                                   Frank Kung, Member


                              BioAsia, LLC

                              By:     /s/Frank Kung
                                 ----------------------------------------
                                   Frank Kung, Member


                                         /s/ Frank Kung
                              -------------------------------------------
                                             Frank Kung


                                         /s/ Anselm Leung
                              -------------------------------------------
                                             Anselm Leung


                                         /s/ Edgar Engleman
                              -------------------------------------------
                                             Edgar Engleman


  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                     CRIMINAL VIOLATIONS (SEE 18 U.S.C. 100


                              Page 11 of 13 pages

                                 EXHIBIT INDEX


                                                                 Found on
                                                                 Sequentially
Exhibit                                                          Numbered Page
                                                                 -------------

Exhibit A:  Agreement of Joint Filing                            Page 13



                              Page 12 of 13 pages

                                   EXHIBIT A

                           Agreement of Joint Filing

      The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Intermune Pharmaceuticals, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.


Dated:  February 9, 2001.

                              Biotechnology Development Fund, L.P.,

                              By:  BioAsia Investments, LLC, General Partner

                                       By:       /s/ Frank Kung
                                           --------------------------------
                                               Frank Kung, Member


                              Biotechnology Development Fund III, L.P.

                              By:      BioAsia Investments, LLC, General Partner

                                       By:       /s/ Frank Kung
                                           ----------------------------------
                                               Frank Kung, Member


                              BioAsia Investments, LLC

                              By:       /s/ Frank Kung
                                   ------------------------------------------
                                    Frank Kung, Member


                              BioAsia, LLC

                              By:       /s/ Frank Kung
                                   ------------------------------------------
                                    Frank Kung, Member


                                            /s/ Frank Kung
                                    -----------------------------------------
                                                Frank Kung


                                            /s/ Anselm Leung
                                   ------------------------------------------
                                                Anselm Leung


                                            /s/ Edgar Engleman
                                   ------------------------------------------
                                               Edgar Engleman



                              Page 13 of 13 pages